FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 6 DATED AUGUST 24, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated May 25, 2016, Supplement No. 2 dated June 14, 2016, Supplement No. 3 dated June 30, 2016, Supplement No. 4 dated August 4, 2016 and Supplement No. 5 dated August 17, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of a multifamily community located in Alexandria, Virginia; and

•	our entry into a bridge loan with our advisor in connection with the acquisition of this multifamily community.

Property Acquisition

On August 19, 2016, we, through a wholly-owned subsidiary, purchased a multifamily community located in Alexandria, Virginia (the “Alexandria Property”) from an unaffiliated seller. The Alexandria Property contains 11 units and amenities, including but not limited to storage lockers and a patio with a barbeque area. The Alexandria Property encompasses 6,350 rentable square feet.

The Alexandria Property was constructed in 1950 and is currently 100% leased. The average occupancy rate of the Alexandria Property during 2015 was 76%. The seller was unable to provide average occupancy rates for 2011, 2012, 2013 and 2014. The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for 2015 was $1,475. The seller was unable to provide average effective monthly rental rate per unit for 2011, 2012, 2013 and 2014.

The contract purchase price of the Alexandria Property was $2.5 million, excluding closing costs. We funded the purchase price with proceeds from this offering and debt proceeds. In connection with the acquisition of the Alexandria Property, we incurred $51,500 in acquisition fees payable to our advisor and $14,200 of acquisition expenses reimbursable to our advisor pursuant to our advisory agreement.

We believe that the Alexandria Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Alexandria Property. We intend to upgrade common areas and unit interiors.

Bridge Loan

On August 18, 2016, we entered into a $555,000 bridge loan (the “Bridge Loan”) with our advisor. We used the proceeds of the Bridge Loan to partially finance the acquisition of the Alexandria Property. The Bridge Loan is scheduled to mature on February 18, 2017, at which point the outstanding balance of the principal and all accrued and unpaid interest will be due and payable. The Bridge loan incurs interest at an annual rate of LIBOR plus 3.0%. We have the right to prepay the Bridge Loan at any time in whole or in part without premium or penalty.